UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                               (RULE 13D-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 12)(1)


                    AIR & WATER TECHNOLOGIES CORPORATION
                              (Name of Issuer)


                            Class A Common Stock
                              $.001 Par Value


             Series A Convertible Exchangeable Preferred Stock
                               $.01 Par Value
                       (Title of Class of Securities)


                                 009058108
                               (CUSIP Number)


                             Martha E. McGarry
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                               July 16, 1997
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------
1      The remainder of this cover page shall be filled out for a report ing person's initial filing on this form with respect to the subjec t class of securities, and for any subsequent amendment which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Se curities Exchange Act of 1934 or otherwise subject to the liabil ities of that section of the Act but shall be subject to all other provisions of the Act" (however, see the Notes).




                            SCHEDULE 13D

CUSIP No. 009058108

----------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Compagnie Generale des Eaux
----------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:
                                                                 (a)(x)
                                                                 (b)( )
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS*

            WC and OO
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                     (  )
----------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                  France
----------------------------------------------------------------------------
                                (7)   SOLE VOTING POWER
                                        Common Stock: 13,608,975
                                        Series A Preferred Stock: 1,200,000
                                        (See Item 5)
              NUMBER OF         --------------------------------------------
               SHARES           (8)   SHARED VOTING POWER
            BENEFICIALLY                None
              OWNED BY          --------------------------------------------
                EACH            (9)   SOLE DISPOSITIVE POWER
              REPORTING                 Common Stock: 13,608,975
               PERSON                   Series A Preferred Stock: 1,200,000
                WITH                    (See Item 5)
                                --------------------------------------------
                                (10)  SHARED DISPOSITIVE POWER
                                        None
----------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Common Stock: 13,608,975
        Series A Preferred Stock: 1,200,000 (See Item 5)
----------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                     (  )
----------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            49.99%
----------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

            CO
----------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!



           Compagnie Generale des Eaux ("CGE") hereby amends and supplements the report on Schedule 13D, originally filed on May 23, 1990, as amended (the "Schedule 13D") with respect to the purchase of shares of Class A Common Stock, $.001 par value and 5 1/2% Series A Exchangeable Preferred Stock, $.01 par value, of Air & Water Technologies Corporation, a Delaware corporation ("AWT"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

           The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the joint press release of AWT and CGE issued on July 16, 1997, attached hereto as Exhibit 99.3

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

           The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

           (a) CGE has acquired, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, will beneficially own 241,000 shares of Class A Common Stock, which, when added to the 13,367,975 Shares already owned beneficially by CGE is 13,608,975, representing approximately 41.1% of the outstanding shares of Class A Common Stock of the Company. CGE also beneficially owns 1,200,000 shares of the Series A Preferred Stock, which are convertible into 4,800,000 shares of Class A Common Shares. The aggregate of the Class A Common Shares and the shares of the Series A Preferred Stock upon conversion beneficially owned by CGE would represent approximately 49.99% of the Class A Common Shares.

           Except as set forth in this Item 5(a), neither CGE, nor any other person controlling CGE, nor, to the best of its knowledge, any persons named in Schedule A or B to the Schedule 13D owns beneficially any Shares.

           (b) Upon the acquisition of the 241,000 shares described in Schedule C, CGE may be deemed pursuant to Rule 13d-3 to have the power to vote or to direct the vote, or to dispose or direct the dispositions of 13,608,975 shares of Class A Common Stock.

           (c) Other than as set forth on Schedule C hereto, no transactions in the Shares have been effected since Amendment No. 11 to the
Schedule 13D filed on January 10, 1995 by CGE, any other person controlling CGE, or to the best of its knowledge, any of the persons named in Schedule A or B to the Schedule 13D.

           (d) Inapplicable.

           (e) Inapplicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 99.3      Joint press release of AWT and CGE dated
                              July 16, 1997.



                             SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 1997


                              COMPAGNIE GENERALE DES EAUX

                              By:  /s/ Guillaume Hannezo
                                  -------------------------------
                                   Title: Chief Financial Officer



                            EXHIBIT INDEX

Exhibit 99.3      Joint Press Release of CGE and AWT issued on
                  July 16, 1997.